UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

NASDAQ, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Petra Hedengran
Managing Director and General Counsel
Investor AB Arsenalsgatan 8C, SE-103 32
Stockholm, Sweden
+46 8 614 20 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Alan M. Klein, Esq.
Edgar J. Lewandowski, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

November 3, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Investor AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,182,426

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
58,182,426

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,182,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 576,964,570 shares of common stock, $.01 par value per share (the "Common Stock") of Nasdaq, Inc. outstanding as of November 1, 2023, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

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CUSIP No. 631103108
1	NAMES OF REPORTING PERSONS
Innax AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
58,182,426

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
58,182,426

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
58,182,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 576,964,570 shares of common stock, $.01 par value per share (the "Common Stock") of Nasdaq, Inc. outstanding as of November 1, 2023, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2023.

3

This Amendment No. 6 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares" or "Common Stock"), of Nasdaq, Inc., a Delaware corporation ("Nasdaq" or the "Issuer"), and amends the initial statement on Schedule 13D, dated January 24, 2011, Amendment No. 1 to Schedule 13D, dated February 9, 2011, Amendment No. 2 to Schedule 13D, dated March 10, 2011, Amendment No. 3 to Schedule 13D, dated April 24, 2020, Amendment No. 4 to Schedule 13D, dated August 26, 2022 and Amendment No. 5 to Schedule 13D, dated December 16, 2022, filed by Investor AB and the other persons named therein (together with this Amendment No. 6, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 6 is being filed to update the aggregate percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional shares of Common Stock from time to time since the date of the filing of Amendment No. 5 and not in connection with a disposition of any Shares by the Reporting Persons.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule A attached hereto.

Item 5.	Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) Each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 58,182,426 Shares held by Innax AB which represents approximately 10.1% of the total number of outstanding Shares based on 576,964,570 outstanding Shares of the Issuer as of November 1, 2023, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on November 3, 2023.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2023

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Helena Saxon
Name:	Helena Saxon
Title:	Chief Financial Officer

INNAX AB

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Managing Director

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Chairman

SCHEDULE A

Directors and Executive Officers of Investor AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Johan Forssell	CEO, Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Isabelle Kocher	Director	French	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director of various companies	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Sara Öhrvall Conradi	Director	Swedish	Chief Operating Officer, Axel Johnson	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Sven Nyman	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Core Investments, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jacob Lund	Managing Director	Swedish and Norwegian	Head of Corporate Communication and Sustainability, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Jessica Häggström	Managing Director	Swedish	Head of Human Resources	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Christian Cederholm	Managing Director	Swedish	Head of Patricia Industries	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Innax AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Petra Hedengran	Chairman	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Anders Eckerwall	CEO, Managing Director	Swedish	Head of Finance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Malte S:t Cyr Ohm	Director	Swedish	Legal Counsel, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden